Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Board announces intention to appoint Darryl White as Chief Executive Officer, BMO Financial Group, November 1, 2017

•	Bill Downe intends to retire as CEO after steering bank through transformative decade

•	Planned transition taking place against a backdrop of strong performance, driven by a focus on customers and continued operating discipline

•	Board expresses confidence in transition plan, current leadership structure and team

TORONTO, April 7, 2017 – Robert Prichard, Chairman of BMO Financial Group (TSX:BMO)(NYSE:BMO), today announced that Bill Downe has shared his intention to retire as Chief Executive Officer of the bank on October 31, 2017. Mr. Prichard also announced the Board’s intention to appoint Chief Operating Officer, Darryl White, as the successor to Mr. Downe, effective November 1, to correspond with the start of the new fiscal year. Mr. Downe will serve as CEO for the remainder of fiscal 2017 and will work closely with Mr. White to ensure a smooth succession.

“This planned succession will provide continuity for our bank as we focus on the strategic priorities that have been set, in this, our 200th year of serving customers,” said Mr. Prichard in announcing the succession. “Darryl White’s leadership has been steadfast and successful at every juncture of his banking career and he will maintain and build on our positive momentum. Darryl has spent more than two decades at BMO directly engaged with clients and global markets. He is a natural and authentic leader and the right person to lead the bank in a time of change in the wider economy. His varied experience will serve him well as he assumes the role of Chief Executive Officer,” added Mr. Prichard.

“The leadership team we have assembled represents an exceptional combination of strengths and is among the most capable in the industry. They are achievement oriented, act early on business opportunities and have driven strong performance in the businesses. Individually and collectively, this team put the bank on a path of sustained growth, and Darryl is eminently qualified to lead them further down that path,” said Mr. Downe. “Darryl possesses a deep understanding of the financial industry. His command of the bank’s fundamental performance drivers and what constitutes opportunity for the organization is distinctive,” added Mr. Downe.

Mr. White has progressed through a series of key leadership roles at BMO. Currently, he provides strategic leadership for the bank’s Personal, Commercial and Wealth businesses across North America and globally. He is also accountable for ensuring BMO’s marketing strategy contributes strongly to the bank’s overall growth plans, while ensuring the bank’s technology function delivers strategic capabilities to all businesses.

Mr. White is also responsible for ensuring consistent operating discipline in every part of the bank with a focus on expanding BMO’s agility and responsiveness to market opportunities. He is accountable for driving strategies that grow the bank’s customer base, while ensuring that all BMO businesses and functional areas operate as one bank to introduce business models and technologies to unlock new sources of value for customers and shareholders. Additionally, Mr. White is a Director of BMO Financial Corp., the entity that has overall responsibility for the activities of the bank in the United States.

Prior to being appointed Chief Operating Officer, Mr. White delivered strong performance as Group Head, BMO Capital Markets, in a competitive and rapidly changing context. Mr. White has spent considerable time in the United States deepening the group’s strategy and U.S. presence. He has had a direct hand in shaping the success of BMO Capital Markets, bringing this operating group closer to the bank and strengthening its culture.

Mr. White has strong community ties. Mr. White is a longstanding volunteer with the United Way of Greater Toronto and York Region and currently serves on the organization’s Campaign Cabinet as Chair of the Finance Sector. In 2016, he was honoured by the United Way of New York City at its annual Gridiron Gala. Mr. White also serves as a Director of St. Michael’s Hospital and of the Montreal Canadiens, and is a past Member of the Advisory Council of Women in Capital Markets.

Mr. Prichard expressed the Board’s confidence that all of BMO’s stakeholders will continue to benefit from proven and steady leadership throughout the succession process. After the conclusion of his tenure as CEO, Mr. Downe will remain engaged with the bank in an advisory capacity for a brief period.

“I am energized by the opportunities ahead both for BMO’s customers and for our employees. Bill Downe’s leadership has been extraordinary on every level. I think I speak for everyone at BMO when I say we are extremely fortunate to have such an accomplished Chief Executive Officer leading the bank,” said Mr. White. “I am deeply appreciative of the Board’s confidence and look forward to spending the remainder of the fiscal year working alongside Bill. The bank’s leadership team is first-rate and BMO employees are, quite simply, the greatest. I also look forward to working with them and doing my part as we continue to build on our momentum,” added Mr. White.

Mr. Prichard expressed the Board’s gratitude for the steady leadership shown by Bill Downe throughout his more than ten years of service as BMO’s CEO.

“Bill Downe is a globally respected CEO who has driven high quality growth across every BMO business. Thanks to his leadership the bank is in its strongest financial and strategic position in our history and well positioned for future success,” said Mr. Prichard. “Bill has steered a transformation in the bank’s approach to customer experience that included an unprecedented investment in forward-thinking technology infrastructure in addition to fostering a vibrant brand and culture of which employees are proud to be a part. He has also consistently championed the values of community giving and improving corporate diversity, particularly with regard to improving the representation of women in senior leadership roles,” added Mr. Prichard.

Over the last ten years, adjusted earnings1 have grown from $2.8 to $5 billion. The bank’s U.S. footprint has doubled. Book value per share has grown by 7.5% annually and total shareholder return grew at a rate of 8.5%, nearly double that of the TSX on a calendar year basis.

“Business and community leaders alike applaud Bill’s leadership as the bank’s most senior officer for the last decade. As we look ahead, we take confidence in the continuity that Darryl brings to the leadership team. He represents the best of BMO’s values and is ready to lead the bank from strength to strength,” concluded Mr. Prichard.

“One of the key responsibilities of a CEO is to work with the Board of Directors on a strong leadership succession plan; the process BMO has in place is second to none. I have complete confidence in Darryl to continue to build on our bank’s success,” said Mr. Downe. “In the coming months I look forward to working closely with him to ensure a smooth transition. The bank is very well positioned and the timing is right for BMO and its customers,” concluded Mr. Downe.

Caution Regarding Forward-Looking Statements

This document contains forward-looking statements. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our succession plans, objectives and priorities for fiscal 2017 and beyond, our strategies or future actions, our expectations for our financial condition, and outlook for our operations.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the expectations, estimates or intentions expressed in the forward-looking statements.

Please see the Enterprise-Wide Risk Management section on pages 79 to 112 of BMO’s 2016 Annual Report, which outlines certain key factors and risks that may affect Bank of Montreal’s future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our plans, strategic priorities and objectives, and may not be appropriate for other purposes.

About BMO Financial Group

Established in 1817, and currently marking its 200th year of operations, BMO Financial Group is a highly diversified financial services provider based in North America. With total assets of $692 billion as of January 31, 2017, and more than 45,000 employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, Wealth Management and BMO Capital Markets.

(1) Adjusted earnings is a non-GAAP measure. Readers are cautioned that adjusted earnings does not have a standardized meaning under GAAP and is unlikely to be comparable to similar measures used by other companies. Reported net income for 2006 and 2016 was $2.7 billion and $4.6 billion, respectively. A discussion of non-GAAP measures as well as the rationale for their use, and a reconciliation of adjusted earnings to reported net income for 2016 can be found on page 33 of BMO’s 2016 Annual MD&A, which is available on our website at www.bmo.com/investorrelations.

For News Media Enquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

Frederic Tremblay, Montreal, frederic1.tremblay@bmo.com, (514) 877-1873

For Investor Relations Enquiries:

Jill Homenuk, Toronto, jill.homenuk@bmo.com, (416) 867-4770

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Internet: www.bmo.com

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